SCHEDULE 100

Form identifier 100

GENERAL INDEX OF FINANCIAL INFORMATION – GIFI

Corporation's name	Business number	Tax year end Year Month Day
9215581 Canada Inc.	81103 0790 RC0001	2016-12-31

Balance sheet information

Account	Description	GIFI		Current year	Prior year
	Assets				
	Total current assets	1599	+	3,608	74,303
	Total tangible capital assets	2008	+		
	Total accumulated amortization of tangible capital assets	2009	–		
	Total intangible capital assets	2178	+		
	Total accumulated amortization of intangible capital assets	2179	–		
	Total long-term assets	2589	+		
	* Assets held in trust	2590	+		
	Total assets (mandatory field)	2599	=	3,608	74,303
	Liabilities				
	Total current liabilities	3139	+		44,676
	Total long-term liabilities	3450	+	30,296	
	* Subordinated debt	3460	+		
	* Amounts held in trust	3470	+		
	Total liabilities (mandatory field)	3499	=	30,296	44,676
	Shareholder equity				
	Total shareholder equity (mandatory field)	3620	+	-26,688	29,627
	Total liabilities and shareholder equity	3640	=	3,608	74,303
	Retained earnings				
	Retained earnings/deficit – end (mandatory field)	3849	=	-27,688	28,627

* Generic item